Exhibit 99.1

Yandex Announces Passing of Alfred Fenaughty, Director and Chairman

MOSCOW, Russia and AMSTERDAM, the Netherlands, March 28, 2016 - Yandex (Nasdaq:YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that the company’s Chairman Alfred Fenaughty passed away on Saturday at the age of 90.

“We are deeply saddened by Al’s passing,” said Arkady Volozh, CEO of Yandex. “Al was a brilliant man who brought tremendous leadership, energy, and passion to our company.  His immense wisdom and insight will be missed. Our deepest sympathies are with Al’s wife, Rica, and the Fenaughty family at this difficult time.”

Mr. Fenaughty, a founding director of Yandex, was elected Chairman of the Board in 2008. He had a long and storied career in computer technology prior to his involvement with Yandex, most notably serving as CEO of Information International Inc. (Triple-I), a pioneer in optical character recognition, LISP programming, and computer animation that was famous for its electronic pre-press systems.

Yandex’s Board of Directors has appointed John Boynton, a current non-executive director, to serve as interim Chairman of the Board. Mr. Boynton, age 50, is currently Chairman of the Nominating and Compensation committees and serves on the Audit committee. He was co-founder and President of CompTek International, the company that incubated Yandex, from 1990-1995 and has been a member of the Yandex board since its inception.  He is president of Firehouse Capital Inc., a privately held investment company, and a graduate of Harvard College.